SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Innovid Corp.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

457679 108

(CUSIP Number)

April 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457679 108	13G/A	Page 2 of 14 Pages

1.	Names of Reporting Persons Vintage Investments 5 L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,707,478 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,707,478 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,707,478 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 2,748,695 shares of common stock of the issuer (“common stock”) held by Vintage Growth Fund I (Cayman), L.P. (formerly known as Vintage Co-Investment Fund I (Cayman), L.P.) and 1,958,783 shares of common stock held by Vintage Growth Fund I (Israel), L.P. (formerly known as Vintage Co-Investment Fund I (Israel), L.P.) (collectively, the “Vintage Growth Funds”). The reporting person serves as the general partner of each of the Vintage Growth Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Growth Funds. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, , as described in the issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 3 of 14 Pages

1.	Names of Reporting Persons Vintage Fund 5 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,707,478 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,707,478 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,707,478 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 2,748,695 shares of common stock held by Vintage Growth Fund I (Cayman), L.P. (formerly known as Vintage Co-Investment Fund I (Cayman), L.P.) and 1,958,783 shares of common stock held by Vintage Growth Fund I (Israel), L.P. (formerly known as Vintage Co-Investment Fund I (Israel), L.P.). The reporting person serves as the general partner of the general partner of each of the Vintage Growth Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Growth Funds. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 4 of 14 Pages

1.	Names of Reporting Persons Vintage Ventures III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,610,429 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,610,429 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,429 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,153,066 shares of common stock held by Vintage Secondary Fund II (Cayman), L.P. and 457,363 shares of common stock held by Vintage Secondary Fund II (Israel), L.P. (collectively, the “Vintage Secondary II Funds”). The reporting person serves as the general partner of each of the Vintage Secondary II Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Secondary II Funds. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 5 of 14 Pages

1.	Names of Reporting Persons Vintage Ventures Fund 3 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,610,429 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,610,429 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,429 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 1,153,066 shares of common stock held by Vintage Secondary Fund II (Cayman), L.P. and 457,363 shares of common stock held by Vintage Secondary Fund II (Israel), L.P. The reporting person serves as the general partner of the general partner of each of the Vintage Secondary II Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Secondary II Funds. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 6 of 14 Pages

1.	Names of Reporting Persons Vintage Investments VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 239,580 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 239,580 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,580 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 181,339 shares of common stock held by Vintage Secondary Fund III (Cayman), L.P. and 58,241 shares of common stock held by Vintage Secondary Fund III (Israel), L.P. (collectively, the “Vintage Secondary III Funds”). The reporting person serves as the general partner of each of the Vintage Secondary III Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Secondary III Funds. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 7 of 14 Pages

1.	Names of Reporting Persons Vintage Fund 6 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 239,580 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 239,580 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,580 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 181,339 shares of common stock held by Vintage Secondary Fund III (Cayman), L.P. and 58,241 shares of common stock held by Vintage Secondary Fund III (Israel), L.P. The reporting person serves as the general partner of the general partner of each of the Vintage Secondary III Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Secondary III Funds. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 8 of 14 Pages

1.	Names of Reporting Persons Vintage Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 495,377 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 495,377 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,377 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 206,919 shares of common stock held by Vintage Fund of Funds I (Cayman), L.P. and 288,458 shares of common stock held by Vintage Fund of Funds I (Israel), L.P (collectively, the “Vintage Funds of Funds I”). The reporting person serves as the general partner of each of the Vintage Funds of Funds I and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Funds of Funds I. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 9 of 14 Pages

1.	Names of Reporting Persons Vintage Ventures Fund II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 495,377 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 495,377 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,377 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 206,919 shares of common stock held by Vintage Fund of Funds I (Cayman), L.P. and 288,458 shares of common stock held by Vintage Fund of Funds I (Israel), L.P. The reporting person serves as the general partner of the general partner of each of the Vintage Funds of Funds I and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Vintage Funds of Funds I. See Item 4.

(2)	Based on 141,823,352 shares of common stock of the issuer outstanding as of February 23, 2024, as described in the issuer’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.

CUSIP No. 457679 108	13G/A	Page 10 of 14 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Innovid Corp. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 30 Irving Place, 12th Floor, New York, NY 10003.

Item 2(a). Name of Person Filing:

The following entities, listed in (i)-(viii) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on April 3, 2023 (the “Statement”),, are referred to herein collectively as the “Reporting Persons”:

(i)	Vintage Investments 5 L.P. (“Vintage 5 L.P.”)
(ii)	Vintage Fund 5 Ltd. (“Vintage 5 Ltd.”)
(iii)	Vintage Ventures III L.P. (“Vintage 3 L.P.”)
(iv)	Vintage Ventures Fund 3 Ltd. (“Vintage 3 Ltd.”)
(v)	Vintage Investments VI L.P. (“Vintage 6 L.P.”)
(vi)	Vintage Fund 6 Ltd. (“Vintage 6 Ltd.”)
(vii)	Vintage Ventures II L.P. (“Vintage 2 L.P.”)
(viii)	Vintage Ventures Fund II Ltd. (“Vintage 2 Ltd.”)

Vintage 5 L.P. serves as the general partner of each of Vintage Growth Fund I (Cayman), L.P. and Vintage Growth Fund I (Israel), L.P., which hold shares of common stock of the Issuer. Vintage 5 Ltd. serves as the general partner of Vintage 5 L.P.

Vintage 3 L.P. serves as the general partner of each of Vintage Secondary Fund II (Cayman), L.P. and Vintage Secondary Fund II (Israel), L.P., which hold shares of common stock of the Issuer. Vintage 3 Ltd. serves as the general partner of Vintage 3 L.P.

Vintage 6 L.P. serves as the general partner of each of Vintage Secondary Fund III (Cayman), L.P. and Vintage Secondary Fund III (Israel), L.P., which hold shares of common stock of the Issuer. Vintage 6 Ltd. serves as the general partner of Vintage 6 L.P.

Vintage 2 L.P. serves as the general partner of each of Vintage Fund of Funds I (Cayman), L.P. and Vintage Fund of Funds (Israel) I, L.P., which hold shares of common stock of the Issuer. Vintage 2 Ltd. serves as the general partner of Vintage 2 L.P.

Vintage 5 L.P., Vintage 3 L.P., Vintage 6 L.P., and Vintage 2 L.P. are collectively referred to as the “GPs”. Vintage 5 Ltd., Vintage 3 Ltd., Vintage 6 Ltd., and Vintage 2 Ltd. are collectively referred to as the “GPs of the GPs”. The voting power and dispositive power with respect to the shares of common stock of the Issuer that are indirectly beneficially owned by the GPs of the GPs are controlled by entities that are under common control. However, no single shareholder of a GP of the GP holds a majority equity or voting interest in any of the GPs of the GPs, and, therefore, no such shareholder possesses voting or investment power with respect to any of the shares of the Issuer reported herein.

CUSIP No. 457679 108	13G/A	Page 11 of 14 Pages

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is 12 Abba Eban Avenue,10th Floor Ackerstein Towers Building D Hertzliya Pituach, 46120 Israel.

Item 2(c). Citizenship:

The state of organization of each Reporting Person is Israel.

Item 2(d). Title of Class of Securities:

This Amendment relates to the common stock, par value $0.0001 per share (“common stock”), of the Issuer.

Item 2(e). CUSIP Number:

The CUSIP number of the common stock is 457679 108.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) through (c): Please see Rows 5 through 9 and 11 of the cover page of each Reporting Person for the beneficial ownership information for each Reporting Person.

CUSIP No. 457679 108	13G/A	Page 12 of 14 Pages

The total number of shares of common stock beneficially owned by the Reporting Persons remains 7,052,864, as was reported in the Statement. The Reporting Persons are nevertheless filing this Amendment in order to report that due to an increase in the total number of outstanding shares of common stock of the Issuer, the shares that they beneficially own in the aggregate, now constitute 4.97% of the outstanding shares of common stock (less than 5%).

Each of the Reporting Persons and each of the shareholders of the GPs of the GPs disclaims beneficial ownership of the shares of common stock reported in this Amendment except to the extent of its (or, in the case of certain of those shareholders, his) pecuniary interest (if any) therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 457679 108	13G/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vintage Investments 5 L.P.

By:	Vintage Fund 5 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Fund 5 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES III L.P.

By:	Vintage Ventures Fund 3 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES Fund 3 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Investments VI L.P.

By:	Vintage Fund 6 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Fund 6 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES II L.P.

By:	Vintage Ventures Fund II Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES Fund II Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Dated: April 1, 2024

CUSIP No. 457679 108	13G/A	Page 14 of 14 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Statement)